                                  SCHEDULE 13D
                                 (Rule 13d-101)


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                    Under the Securities Exchange Act of 1934
                                 Amendment No. 8

                              TransMontaigne, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    89393410
--------------------------------------------------------------------------------
                                 (CUSIP Number)

 Thomas R. Denison - First Reserve Corporation, One Lafayette Place, Greenwich,
                            CT 06830, (203) 625-2520
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                October 9, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------                                           ------------------
CUSIP No. 89393410                SCHEDULE 13D               Page 2 of 12 Pages
------------------                                           ------------------

--------------------------------------------------------------------------------
1.                 NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   First Reserve Corporation
                   I.R.S. No.: 06-1210123
--------------------------------------------------------------------------------
2.                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3.                 SEC USE ONLY

--------------------------------------------------------------------------------
4.                 SOURCE OF FUNDS*
                   N/A

--------------------------------------------------------------------------------
5.                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

--------------------------------------------------------------------------------
6.                 CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware

--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER

    NUMBER OF                      0
     SHARES                -----------------------------------------------------
  BENEFICIALLY              8.     SHARED VOTING POWER
    OWNED BY
      EACH                         5,249,366
    REPORTING              -----------------------------------------------------
     PERSON                 9.     SOLE DISPOSITIVE POWER
      WITH
                                   0
                           -----------------------------------------------------
                           10.     SHARED DISPOSITIVE POWER

                                   5,249,366
--------------------------------------------------------------------------------
11.                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   5,249,366

--------------------------------------------------------------------------------
12.                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                         [ ]

--------------------------------------------------------------------------------
13.                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                   12.9%

--------------------------------------------------------------------------------
14.                TYPE OF REPORTING PERSON*
                   CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------                                           ------------------
CUSIP No. 89393410                SCHEDULE 13D               Page 3 of 12 Pages
------------------                                           ------------------

--------------------------------------------------------------------------------
1.                 NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   First Reserve Fund VII, Limited Partnership
                   I.R.S. No.: 06-1457408
--------------------------------------------------------------------------------
2.                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3.                 SEC USE ONLY

--------------------------------------------------------------------------------
4.                 SOURCE OF FUNDS*
                   N/A

--------------------------------------------------------------------------------
5.                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

--------------------------------------------------------------------------------
6.                 CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware

--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER

    NUMBER OF                      0
      SHARES               -----------------------------------------------------
   BENEFICIALLY             8.     SHARED VOTING POWER
     OWNED BY
       EACH                        2,024,027
    REPORTING              -----------------------------------------------------
      PERSON                9.     SOLE DISPOSITIVE POWER
       WITH
                                   0
                           -----------------------------------------------------
                           10.     SHARED DISPOSITIVE POWER

                                   2,024,027
--------------------------------------------------------------------------------
11.                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,024,027
--------------------------------------------------------------------------------
12.                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                         [ ]

--------------------------------------------------------------------------------
13.                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                   5.0%
--------------------------------------------------------------------------------
14.                TYPE OF REPORTING PERSON*

                   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------                                           ------------------
CUSIP No. 89393410                SCHEDULE 13D               Page 4 of 12 Pages
------------------                                           ------------------

--------------------------------------------------------------------------------
1.                 NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   First Reserve Fund VIII, L.P.
                   I.R.S. No.: 06-1507364
--------------------------------------------------------------------------------
2.                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3.                 SEC USE ONLY

--------------------------------------------------------------------------------
4.                 SOURCE OF FUNDS*
                   N/A

--------------------------------------------------------------------------------
5.                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

--------------------------------------------------------------------------------
6.                 CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware

--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER

   NUMBER OF                       0
     SHARES                -----------------------------------------------------
  BENEFICIALLY              8.     SHARED VOTING POWER
    OWNED BY
      EACH                         3,233,529
   REPORTING               -----------------------------------------------------
     PERSON                 9.     SOLE DISPOSITIVE POWER
      WITH
                                    0
                           -----------------------------------------------------
                           10.     SHARED DISPOSITIVE POWER

                                   3,233,529
--------------------------------------------------------------------------------
11.                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,233,529
--------------------------------------------------------------------------------
12.                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                         [ ]

--------------------------------------------------------------------------------
13.                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                   7.9%
--------------------------------------------------------------------------------
14.                TYPE OF REPORTING PERSON*

                   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------                                           ------------------
CUSIP No. 89393410                SCHEDULE 13D               Page 5 of 12 Pages
------------------                                           ------------------

--------------------------------------------------------------------------------
1.                 NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   First Reserve GP VII, L.P.
                   I.R.S. No.: 06-1520256
--------------------------------------------------------------------------------
2.                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3.                 SEC USE ONLY

--------------------------------------------------------------------------------
4.                 SOURCE OF FUNDS*

                   N/A
--------------------------------------------------------------------------------
5.                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

--------------------------------------------------------------------------------
6.                 CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER

   NUMBER OF                       0
    SHARES                 -----------------------------------------------------
  BENEFICIALLY              8.     SHARED VOTING POWER
   OWNED BY
     EACH                           2,024,027
   REPORTING               -----------------------------------------------------
    PERSON                  9.     SOLE DISPOSITIVE POWER
     WITH
                                   0
                           -----------------------------------------------------
                           10.     SHARED DISPOSITIVE POWER

                                   2,024,027
--------------------------------------------------------------------------------
11.                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,024,027
--------------------------------------------------------------------------------
12.                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                         [ ]

--------------------------------------------------------------------------------
13.                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                   5.0%
--------------------------------------------------------------------------------
14.                TYPE OF REPORTING PERSON*

                   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------                                           ------------------
CUSIP No. 89393410                SCHEDULE 13D               Page 6 of 12 Pages
------------------                                           ------------------

--------------------------------------------------------------------------------
1.                 NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   First Reserve GP VIII, L.P.
                   I.R.S. No.: 06-1507318
--------------------------------------------------------------------------------
2.                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3.                 SEC USE ONLY

--------------------------------------------------------------------------------
4.                 SOURCE OF FUNDS*

                   N/A
--------------------------------------------------------------------------------
5.                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

--------------------------------------------------------------------------------
6.                 CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER

   NUMBER OF                       0
    SHARES                 -----------------------------------------------------
  BENEFICIALLY              8.     SHARED VOTING POWER
   OWNED BY
    EACH                           3,233,529
  REPORTING                -----------------------------------------------------
   PERSON                   9.     SOLE DISPOSITIVE POWER
    WITH
                                   0
                           -----------------------------------------------------
                           10.     SHARED DISPOSITIVE POWER

                                   3,233,529
--------------------------------------------------------------------------------
11.                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,233,529
--------------------------------------------------------------------------------
12.                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                         [ ]

--------------------------------------------------------------------------------
13.                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                   7.9%
--------------------------------------------------------------------------------
14.                TYPE OF REPORTING PERSON*

                   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                  This Amendment No. 8 to the statement on Schedule 13D (the "Statement"), originally filed on June 4, 1996, is filed by First Reserve Fund VII, Limited Partnership ("Fund VII"), First Reserve GP VII, L.P. ("GP VII"), First Reserve Fund VIII, L.P. ("Fund VIII"), First Reserve GP VIII, L.P. ("GP VIII"), and First Reserve Corporation ("First Reserve," and collectively, the "Reporting Persons") and relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of TransMontaigne Inc., a Delaware corporation (the "Issuer", the "Company" or "TransMontaigne"). That Schedule 13D is hereby amended as set forth below.

ITEM 4. PURPOSE OF THE TRANSACTION.

                  Item 4 is hereby amended by adding the following:

                  On October 9, 2003, Fund VII and Fund VIII entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with LB I Group Inc. (the "Buyer"), pursuant to which Fund VII and Fund VIII agreed to sell to the Buyer all of the shares of Series B Convertible Preferred Stock, par value $0.01 per share of TransMontaigne (the "Series B Preferred Stock") owned by each Fund. The Buyer purchased the Series B Preferred Stock at a price of $920.00 per share plus the cash amount of dividends that had accrued but remained unpaid as of the closing date of the transaction. See Item 6 - "Stock Purchase Agreement".

                  Fund VII and Fund VIII entered into the Stock Purchase Agreement for the purpose of liquidating their ownership of the Series B Preferred Stock of the Issuer.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety as follows:

                       (a) As of the closing of the Stock Purchase Agreement on October 9, 2003, the Reporting Persons beneficially owned an aggregate of 5,249,366 shares of Common Stock, which constitutes beneficial ownership of approximately 12.9% of the 40,675,530 shares of Common Stock outstanding as of August 29, 2003, as reported by the Issuer.

                                                      NUMBER OF SHARES
                                                        BENEFICIALLY              PERCENTAGE OF
             REPORTING PARTY                               OWNED                      CLASS
       First Reserve Corporation (1)                    5,249,366 (2)                 12.9%
       Fund VII (1)                                     2,024,027 (3)                  5.0%
       Fund VIII (1)                                    3,233,529 (4)                  7.9%
       GP VII (1)                                       2,024,027 (3)                  5.0%
       GP VIII (1)                                      3,233,529 (4)                  7.9%

         (1) GP VII and GP VIII are the general partners of Fund VII and Fund VIII, respectively, and may be deemed to beneficially own the shares of Common Stock owned by Fund VII and

Fund VIII. First Reserve, as the general partner of GP VII and GP VIII, may be deemed to beneficially own all of the shares of Common Stock owned by all Reporting Persons. Fund VII and GP VII each disclaim beneficial ownership of any shares of Common Stock not held by Fund VII; Fund VIII and GP VIII each disclaim beneficial ownership of any shares of Common Stock not held by Fund VIII.

         (2) This includes 8,190 shares of Common Stock held by John A. Hill, which may be deemed beneficially owned by each of Fund VII and Fund VIII.

         (3) This includes 8,190 shares of Common Stock held by John A. Hill, which may be deemed beneficially owned by Fund VII.

         (4) This includes and 8,190 shares of Common Stock held by John A. Hill, which may be deemed beneficially owned by Fund VIII.

              (b) Each of Fund VII and Fund VIII shares with its general partner the power to vote or to direct the vote of the shares directly held by it. GP VII and GP VIII, in their roles as general partners of Fund VII and Fund VIII, respectively, and First Reserve, in its role as general partner of GP VII and GP VIII, share with each Fund the power to cause each Fund to dispose of or vote the shares of Common Stock beneficially held by each Fund.

         (c) Effective October 9, 2003, Fund VII and Fund VIII sold 12,345 and 19,750 shares of Series B Preferred Stock, respectively, to the Buyer, constituting all of the shares of Series B Preferred Stock held by each Fund. See Item 6 - "Stock Purchase Agreement".

         (d) To the best knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the shares of Common Stock owned by the Reporting Persons.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 is hereby amended by adding the following:

                  STOCK PURCHASE AGREEMENT

                  On October 9, 2003, Fund VII and Fund VIII entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with LB I Group Inc. (the "Buyer"), pursuant to which (i) Fund VII agreed to sell all 12,345 of its shares of Series B Convertible Preferred Stock, par value $0.01 per share of TransMontaigne (the "Series B Preferred Stock") and (ii) Fund VIII agreed to sell all 19,750 of its shares of Series B Preferred Stock to the Buyer. The Buyer purchased the Series B Preferred Stock at a price of $920.00 per share plus the cash amount of dividends that had accrued but remained unpaid as of the closing date of the transaction. Fund VII and Fund

VIII also agreed to assign to the Buyer their rights under the Stockholders' Agreement, dated June 28, 2002, among the Company, various investors, and certain employees of the Company, and the Amended and Restated Preferred Stock Investor Registration Rights Agreement, dated June 28, 2002, among the Company and various investors.

                  LETTER AGREEMENT

                  On October 9, 2003, First Reserve Fund VI, Limited Partnership ("Fund VI"), Fund VII, Fund VIII and TransMontaigne (the "Parties") entered into a Letter Agreement (the "Letter Agreement"), pursuant to which the Parties agreed to amend the Agreement to Elect Directors, dated April 17, 1996, as amended (the "Director Agreement"), among the Parties to (i) remove Fund VI as a First Reserve Investor, as defined in the Director Agreement, and (ii) to provide that the First Reserve Investors will have the right to designate one director to be elected to TransMontaigne's Board of Directors.

ITEM 7.  EXHIBITS.

                  A.       Stock Purchase Agreement, dated October 9, 2003

                  B.       Letter Agreement, dated October 9, 2003

                  C.       Joint Filing Agreement

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                  Dated:  October 10, 2003.

                                      FIRST RESERVE CORPORATION


                                      By: /s/ Thomas R. Denison
                                          --------------------------------------
                                          Name:  Thomas R. Denison
                                          Title: Managing Director


                                      FIRST RESERVE FUND VII, LIMITED
                                      PARTNERSHIP

                                      By: First Reserve GP VII, L.P.,
                                          its General Partner
                                          By:  First Reserve Corporation,
                                               its General Partner


                                          By: /s/ Thomas R. Denison
                                              ----------------------------------
                                              Name:  Thomas R. Denison
                                              Title: Managing Director


                                      FIRST RESERVE FUND VIII, L.P.

                                      By: First Reserve GP VIII, L.P.,
                                          its General Partner
                                          By: First Reserve Corporation,
                                              its General Partner


                                          By: /s/ Thomas R. Denison
                                              ---------------------------------
                                              Name:  Thomas R. Denison
                                              Title: Managing Director

                                      FIRST RESERVE GP VII, L.P.

                                      By: First Reserve Corporation,
                                          its General Partner



                                          By: /s/ Thomas R. Denison
                                              ---------------------------------
                                              Name:  Thomas R. Denison
                                              Title: Managing Director

                                      FIRST RESERVE GP VIII, L.P.

                                      By: First Reserve Corporation,
                                          its General Partner



                                          By: /s/ Thomas R. Denison
                                              ---------------------------------
                                              Name:  Thomas R. Denison
                                              Title: Managing Director

                                  SCHEDULE 13D

                                  EXHIBIT INDEX

EXHIBIT A         Stock Purchase Agreement, dated October 9, 2003

EXHIBIT B         Letter Agreement, dated October 9, 2003

EXHIBIT C         Joint Filing Agreement

                                    EXHIBIT A

                            STOCK PURCHASE AGREEMENT

                  THIS STOCK PURCHASE AGREEMENT (this "Agreement"), is made and entered into as of this 9th day of October, 2003, by and among First Reserve Fund VII, Limited Partnership, a Delaware limited partnership ("Fund VII") and First Reserve Fund VIII, L.P., a Delaware limited partnership ("Fund VIII," and with Fund VII, "Sellers"), on the one hand, and LB I Group Inc. ("Buyer"), on the other hand.

                  WHEREAS, Fund VII is owner of 12,345 shares (the "Fund VII Shares") of the Series B Convertible Preferred Stock, par value $0.01 per share ("Preferred Stock") of TransMontaigne Inc., a Delaware corporation (the "Company"), as such Preferred Stock is described in the TransMontaigne Inc. Certificate of Designations of Series B Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on July 15, 2002 (the "Certificate");

                  WHEREAS, Fund VIII is the owner of 19,750 shares of Preferred Stock (the "Fund VIII Shares" and with the Fund VII Shares, the "Shares"); and

                  WHEREAS, Sellers desire to sell and transfer the Shares to Buyer, and Buyer desires to purchase the Shares from Sellers;

                  NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants herein contained, Sellers and Buyer agree as follows:

1. PURCHASE AND SALE OF SHARES.

                  1.1 CALCULATION OF PURCHASE PRICE. On the terms and conditions set forth herein, at the Closing, the Sellers will sell the Shares to Buyer, free and clear of all liens, pledges, encumbrances and claims whatsoever, and Buyer will purchase the Shares from Sellers. The per share purchase price for the Shares (the "Per Share Price") shall be equal to (a) $920.00 plus (b) the cash amount of dividends on a Share that are accrued (whether or not declared) in accordance with the terms of Section 2(a)(i) of the Certificate but that remain unpaid as of the Closing Date.

                  1.2 CLOSING; PURCHASE AND SALE OF SHARES. The closing of the transaction herein contemplated (the "Closing") shall take place at the offices of First Reserve Corporation, One Lafayette Place, Greenwich, Connecticut 06830. The Closing shall take place immediately following satisfaction or waiver of the conditions set forth in Section 1.3 (the "Closing Date"). At the Closing, Sellers shall transfer the Shares by delivering to Buyer certificates representing the Shares, together with duly executed stock powers. At the Closing, Buyer shall pay to Fund VII the sum equal to the Per Share Price multiplied by the number of Fund VII Shares, and shall pay to Fund VIII the sum equal to the Per Share Price multiplied by the number of Fund VIII Shares (collectively with the amount paid to Fund VII, the "Purchase Price"). Assuming the Closing Date is on the date hereof, the Per Share Price will be equal to $921.50, resulting in total consideration of $11,375,917.50 payable to Fund VII, and $18,199,625.00 payable to Fund VIII. Payments of the Purchase Price shall be made in cash by wire transfers to accounts of Sellers specified in advance of the Closing Date.

                  1.3 CONDITIONS TO CLOSING.

                                    (a) The obligation of Buyer to consummate
the purchase and sale of the Shares as contemplated hereby is subject to the satisfaction on or before the Closing Date of the conditions set forth below, any of which may be waived in writing:

                                            (i) no preliminary or permanent
                  injunction or other order of any court or other governmental entity shall be in effect or threatened nor shall there be in effect any statute, rule, regulation or executive order promulgated or enacted by any governmental entity that, in any such case, prevents the consummation of the transactions contemplated by this Agreement; and no suit, action, claim, proceeding or investigation before any governmental entity shall have been commenced or threatened by any person or entity seeking to prevent the sale of the Shares or asserting that the sale of all or a portion of the Shares would be unlawful;

                                            (ii) the representations and
                  warranties of each Seller contained in this Agreement shall be true and correct in all respects on and as of the Closing Date with the same force and effect as though such representations and warranties had been made or given on and as of the Closing Date; and each and all of the agreements and covenants of each Seller to be performed or complied with by it on or before the Closing Date pursuant to this Agreement shall have been performed or complied with in all respects;

                                            (iii) the 15-day advance notice
                  provisions of Section 10(a) of the Certificate (the "Advance Notice") shall have been satisfied by Sellers, or waived by the Company pursuant to the Letter Agreement (defined below);

                                            (iv) there shall not have been any
                  event or occurrence that has or is reasonably likely to have a material adverse effect on the business, operations, assets, properties, prospects or material customer relationships of the Company;

                                            (v) Buyer shall have received an
                  executed letter agreement from the Company, in the form attached hereto as Exhibit A (the "Letter Agreement"), which Letter Agreement shall contain, among other things, the Company's agreement and acknowledgement (the "Recapitalization Agreement") to the effect that for all purposes of the Preferred Stock Recapitalization Agreements, dated June 27, 2002, between the Company and each of Fund VII and Fund VIII (the "Preferred Stock Recapitalization Agreements," together with the Stockholders' Agreement (defined below) and the Registration Rights Agreement (defined below), the "Investor Documents") (i) Buyer is the "Investor" and an "Institutional Investor" (each as defined in the Preferred Stock Recapitalization Agreements) and (ii) Buyer has all of the rights of the "Investor" and an "Institutional Investor" under the Preferred Stock Recapitalization Agreements, including without limitation such rights provided in Sections 4, 7.1, 7.2, 7.3, 7.4, 7.5, 10, 11 and 13 thereof;

                                            (vi) Seller shall have caused one of
                  its designees ("Seller Designee") serving as a member of the board of directors of the Company (the "Board") to resign as a member of the Board;

                                            (vii) A majority of the members of
                  the Board, immediately after the resignation of Seller Designee, shall have duly elected David Butters or such other designee of Buyer as Buyer may determine to serve as a member of the Board in accordance with the certificate of incorporation and by-laws of the Company and such election shall be evidenced by a consent in writing, which consent shall have been delivered to Buyer;

                                            (viii) Each party to the
                  Stockholders' Agreement, dated June 28, 2002, among the Company, various investors, including Sellers, and certain employees of the Company (the "Stockholders' Agreement"), shall have executed and delivered to Buyer a written consent (the "Stockholders' Consent") in a form satisfactory to Buyer to the effect that such party agrees and acknowledges that for all purposes of the Stockholders' Agreement (i) Buyer is an "Investor" and a member of the "Investor Group" (each as defined in the Stockholders' Agreement"), (ii) the Shares are "Investor Shares" (as defined in the Stockholders' Agreement),
                  (iii) for purposes of the calculation required by Section 3 of the Stockholders' Agreement, so long as the Shares are owned beneficially by Buyer or its affiliates, the Shares shall be treated as though they continued to be beneficially owned by the original Investors (as defined in the Stockholders' Agreement) and (iv) Buyer has all of the rights of the "Investor" and a member of the "Investor Group" under the Stockholders' Agreement, including without limitation such rights provided in Sections 2 and 3 thereof; and

                                            (ix) The Company and the holders of
                  two-thirds of the Registrable Securities (as defined in the Amended and Restated Preferred Stock Investor Registration Rights Agreement, dated June 28, 2002, among the Company and various investors, including Fund VII and Fund VIII (the "Registration Rights Agreement")), together with the requisite parties to the Company's Amended and Restated Institutional Investor Registration Rights Agreement, dated as of June 27, 2002, and the requisite parties to the Company's Amended and Restated Louis Dryfus Corporation Registration Rights Agreement, dated as of June 27, 2002, shall have executed and delivered to Buyer a written consent (the "Registration Rights Consent") in a form satisfactory to Buyer to the effect that such party agrees and acknowledges that for all purposes of the Registration Rights Agreement (i) Buyer is a "Series B Investor" and a "Preferred Stock Investor" (each as defined in the Registration Rights Agreement), (ii) the Shares are "Registrable Securities" and "Series B Investor Shares" (each as defined in the Registration Rights Agreement) and (iii) Buyer has all of the rights of a "Series B Investor" and "Preferred Stock Investor" under the Registration Rights Agreement, including without limitation such rights provided in Sections 2.1, 2.2, 2.3, 2.4 and 2.5 thereof.

                                    (b) The obligation of Sellers to consummate
the purchase and sale of the Shares as contemplated hereby is subject to the satisfaction on or before the Closing Date of the conditions set forth below, any of which may be waived in writing:

                                             (i) no preliminary or permanent
                  injunction or other order of any court or other governmental entity shall be in effect or threatened nor shall there be in effect any statute, rule, regulation or executive order promulgated or enacted by any governmental entity that, in any such case, prevents the consummation of the transactions contemplated by this Agreement; and no suit, action, claim, proceeding or investigation before any governmental entity shall have been commenced or threatened by any person or entity seeking to prevent the sale of the Shares or asserting that the sale of all or a portion of the Shares would be unlawful;

                                             (ii) the representations and
                  warranties of Buyer contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as though such representations and warranties had been made or given on and as of the Closing Date; and each and all of the agreements and covenants of Buyer to be performed or complied with by it on or before the Closing Date pursuant to this Agreement shall have been performed or complied with in all respects; and

                                             (iii) the Advance Notice shall have
                  been satisfied by Sellers, or waived by the Company.

                  1.4 TERMINATION. The obligations of the parties to close the transactions contemplated by this Agreement may be terminated:

                  (a) at any time, by mutual consent of the Sellers and Buyer;

                  (b) by Buyer, if it is not in material breach of this Agreement and any of the conditions set forth in 1.3(a) are incapable of being satisfied prior to October 31, 2003 (the "Termination Date"); or

                  (c) by Buyer or Sellers, if the terminating party is not in material breach of this Agreement and the Closing Date has not occurred by the Termination Date.

                  If the obligation to close the transactions contemplated by this Agreement is terminated pursuant to any provision of this Section 1.4, then this Agreement shall forthwith become void and there shall not be any liability or obligation with respect to the terminated provisions of this Agreement on the part of the Sellers or Buyer except and to the extent such termination results from the willful breach by a party of any of its representations, warranties or agreements hereunder.

2. REPRESENTATIONS AND WARRANTIES.

         2.1 BY SELLERS The Sellers represent and warrant to Buyer that:

                  (a) Power, Authority, Etc. Each Seller has the requisite power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated herein. Each Seller's execution, delivery and performance of this Agreement has been duly authorized by all requisite action. This Agreement will, when executed and delivered by each Seller, constitute the legal, valid and binding obligation of that Seller, enforceable in accordance with its terms.

                  (b) Ownership of Shares. The Shares are validly issued and outstanding, fully paid and non-assessable, free and clear of all liens, proxies, taxes, rights (including rights of first offer and tag along rights) or other encumbrances, and not subject to pre-emptive, participation or similar rights of the stockholders of the Company or others. Each Seller is the record and beneficial owner of the Shares attributed to it in the Recitals to this Agreement and, upon Closing, each Seller is transferring the Shares attributed to it in the Recitals to Buyer free and clear of all liens, proxies, taxes, mortgages, pledges, security interests, restrictions, agreements with respect to voting, prior assignments, encumbrances, options, rights (including rights of first refusal and tag-along rights) and claims of any kind or nature whatsoever, except as set forth in the Certificate, this Agreement, any Investor Document or the Letter Agreement. Promptly following execution of this Agreement, Sellers will deliver the Advance Notice to the Company.

                  (c) Conflicting Agreements and Charter Provisions. Neither the execution and delivery of this Agreement nor the fulfillment of and compliance with the terms and provisions hereof will conflict with or result in a breach of the terms, conditions or provisions of, or give rise to a right of termination under, or constitute a default under, or result in any violation of the Certificate, either Seller's certificate of incorporation or by-laws (or any similar document of corporate governance) or any mortgage, agreement, instrument, order, judgment, decree, statute, law, rule or regulation to which either Seller or any of its respective properties is subject.

                  (d) Governmental Consents, Etc. Except for any notification that may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, neither Seller is required to obtain any consent, approval or authorization of, or to make any declaration or filing with, any governmental authority as a condition to or in connection with the valid execution, delivery and performance of this Agreement, or the performance by the Sellers of their obligations in respect thereof.

                  (e) Form 10-K. To the actual knowledge of the Sellers, the information contained or incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ending June 30, 2003 (the "10-K"), as filed with the Securities and Exchange Commission on September 29, 2003, was true and correct in all material respects as of the date of its filing and, as of such date, the 10-K did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The "actual knowledge" of Sellers shall mean the actual conscious knowledge of Ben Guill or John Hill, and specifically excludes any facts of which Messrs. Guill or Hill reasonably should have been aware, whether as the result of due inquiry or otherwise.

Except as set forth above, Sellers are making no representations or warranties, express or implied, of any nature regarding the Company, the Shares or the transactions contemplated hereby.


         2.2 BY BUYER.

                  (a) Buyer represents and warrants to Sellers that Buyer has the requisite power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated herein, that Buyer's execution, delivery and performance of this Agreement has been duly authorized by all requisite action on the part of Buyer and that this Agreement will, when executed and delivered by Buyer, constitute the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

                  (b) Buyer represents and warrants to each Seller that Buyer is an "accredited investor" as defined in the rules promulgated under Securities Act of 1933, as amended (the "Act"), that the Shares are being acquired for investment purposes and not with a view to, or in connection with, the sale or distribution thereof, and that Buyer understands that the sale of the Shares to Buyer has not been registered under the Act. Buyer acknowledges that upon consummation of the transactions contemplated by this Agreement, the Shares will be "restricted securities" within the meaning of Rule 144(a)(3) under the Act. Buyer agrees that it will not sell or otherwise dispose of any Shares or equity securities received upon the conversion thereof unless the sale or disposal of such securities has been registered under the Act or such sale or disposal is made pursuant to an applicable exemption from such registration requirements. Buyer agrees that the certificate or certificates representing the Shares shall bear a legend that such shares have not been registered under the Act or any state securities laws and any additional legend required under any of the Investor Documents assigned to Buyer. Buyer agrees that, in order to ensure compliance with the restrictions referred to herein, the Company may issue appropriate "stop transfer" instructions to its transfer agent, unless Buyer's proposed transfer is in compliance with applicable securities laws, for purposes of the foregoing. Buyer acknowledges that the Company shall not be required (i) to transfer on its books any Shares that are or have been sold or otherwise transferred in violation of any of the provisions of this Agreement or any Investor Document to which Buyer is or becomes a party or (ii) to treat as owner of such Shares or to accord the right to vote or pay dividends to any transferee(s) to whom such Shares may have been so transferred.

                  (c) Buyer represents that it is a sophisticated investor and has sufficient knowledge and information available to it with regard to any investment decision in respect of the Shares.

3. SELLERS' COVENANTS AND AGREEMENTS . Each Seller hereby agrees and acknowledges (x) that for all purposes of the Stockholders' Agreement (i) Buyer is an "Investor" and a member of the "Investor Group" (each as defined in the Stockholders' Agreement"), (ii) the Shares are "Investor Shares" (as defined in the Stockholders' Agreement), (iii) for purposes of the calculation required by
Section 3 of the Stockholders' Agreement, so long as the Shares are owned beneficially by Buyer or its affiliates, the Shares shall be treated as though they continued to be beneficially owned by the original Investors (as defined in the Stockholders' Agreement) and (iv) Buyer has all of the rights of the "Investor" and a member of the "Investor Group" under the Stockholders' Agreement, including without limitation such rights provided in Sections 2 and 3 thereof and (y) that for all purposes of the Registration Rights Agreement (i) Buyer is a "Series B Investor" and a "Preferred Stock Investor" (each as defined in the Registration Rights Agreement), (ii) the Shares are "Registrable Securities" and "Series B Investor Shares" (each as defined in the Registration Rights Agreement) and (iii) Buyer has all of the rights of a "Series B Investor" and "Preferred Stock Investor" under the Registration Rights Agreement, including without limitation such rights provided in Sections 2.1, 2.2, 2.3, 2.4 and 2.5 thereof.

4. MISCELLANEOUS.

         4.1 REASONABLE BEST EFFORTS. Each party shall use its reasonable best efforts to timely satisfy each of the conditions to be satisfied by it as provided in Section 1.3.

         4.2 AMENDMENT; WAIVER. This Agreement, together and the other documents specifically contemplated herein to be delivered in connection herewith constitute the entire agreement of the parties hereto with respect to the subject matter hereof, and supersede all prior oral and written agreements and understandings regarding the same. This Agreement may only be amended by a writing duly executed by all of the parties hereto. No waiver of any provision of this Agreement shall be binding upon any party unless the waiver is in writing and signed by the parties hereto. The waiver by any party of a breach of any provision under this Agreement shall not operate or be construed as a waiver of any subsequent similar or other breach hereof.

         4.3 GOVERNING LAW. THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF THAT WOULD APPLY THE SUBSTANTIVE LAWS OF ANY OTHER JURISDICTION.

         4.4 ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of each of the parties hereto, and their respective successors and permitted assigns. No party hereto may assign any of its rights hereunder to another party without the prior written consent of the other party hereto; provided that, each party hereto may assign its rights hereunder without such consent if such assignment is made to an affiliate of such assigning party.

         4.5 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

         4.6 NOTICES. All notices, consents, requests, instructions, approvals and other communications provided for herein shall be deemed validly given, made or served if in writing and delivered personally or sent by certified mail, postage prepaid, or by overnight courier, or by telecopier to the address set forth opposite the receiving party's signature hereto, or to such other address as shall be furnished in writing by any party to the others.

         4.7 FURTHER ASSURANCES. The Sellers agree to cooperate with Buyer, and at Buyer's request, to execute and deliver any further instruments (and to cause any further instruments to be executed and delivered by any third party, including without limitation the Company) as Buyer may reasonably request in order to carry out the intent of the parties hereunder.

         4.8 CONFIDENTIALITY. The Buyer shall not disclose any confidential information provided by Sellers to Buyer in connection with the transactions contemplated hereby to any party except Buyer's representatives, employees, affiliates and agents ("Representatives") . Buyer shall not use the confidential information to purchase or sell any equity securities of the Company in violation of the Securities Exchange Act of 1934, as amended. For purposes of this Section 3.8, the term "confidential information" shall not include any information that (a) is or becomes public knowledge other than as a result of the disclosure of such information by Buyer in a manner prohibited hereunder;
(b) was received by the Buyer through a third party (other than the Company or its affiliates) that, to the knowledge of the Buyer, had the right to disclose the confidential information to Buyer; (c) was in the Buyer's possession prior to disclosure hereunder and was not acquired, directly or indirectly, from any person or entity in a relationship of trust with the Company with respect to such confidential information; (d) in connection with any litigation to which Buyer may be a party; or (e) is required by applicable federal, state, or local law, rule, or regulation or requested by or demanded of any judicial, regulatory or administrative agency to be disclosed by the Buyer or its Representatives.


           [Remainder of Page Intentionally Blank - Signatures Follow]

                  IN WITNESS WHEREOF, Sellers and Buyer have executed this Agreement as of the date first above written.

SELLERS

FIRST RESERVE FUND VII, LIMITED PARTNERSHIP
         By: First Reserve GP VII, L.P., its General Partner
             By: First Reserve Corporation, its General Partner

By:          /s/ Thomas R. Denison                        Address:    One Lafayette Place
             ------------------------------------                     Greenwich, CT 06830
Name:        Thomas R. Denison                                        Fax: 203.661.6729
             ------------------------------------
Title:       Managing Director
             ------------------------------------


FIRST RESERVE FUND VIII, L.P.
         By: First Reserve GP VIII, L.P., its General Partner
             By: First Reserve Corporation, its General Partner

By:          /s/ Thomas R. Denison                        Address:    One Lafayette Place
             ------------------------------------                     Greenwich, CT 06830
Name:        Thomas R. Denison                                        Fax: 203.661.6729
             ------------------------------------
Title:       Managing Director
             ------------------------------------


BUYER

LB I GROUP INC.
By:          /s/ Fred Steinberg                           Address:    399 Park Avenue, 9th Floor
             ------------------------------------                     New York, NY 10022
Name:        Fred Steinberg                                           Attention: Fred Steinberg
             ------------------------------------
Title:       Vice President
             ------------------------------------

                                    EXHIBIT B


First Reserve Fund VII, Limited Partnership
First Reserve Fund VIII, L.P.
c/o First Reserve Corporation
One Lafayette Place
Greenwich, CT 06830

         Re: Board Representation in connection with Transfer of Series B
             Convertible Preferred Stock ("Series B Stock")

Ladies and Gentlemen:

         This Letter Agreement is being delivered to you as a condition to the transfer of 32,095 shares (the "Shares") of the Series B Stock of TransMontaigne, Inc., a Delaware corporation (the "Company), from First Reserve Fund VII, Limited Partnership, a Delaware limited partnership ("Fund VII") and First Reserve Fund VIII, L.P., a Delaware limited partnership ("Fund VIII" and with Fund VII, the "Sellers") to LB I Group Inc. (the "Buyer"), pursuant to the Stock Purchase Agreement, dated October __, 2003, by and among Buyer and the Sellers (the "Purchase Agreement").

         In connection with the transfer of the Shares, the Sellers and Buyer have requested, and the Company has agreed, that the Company provide certain board representation rights to the Buyer. In exchange, the Sellers have agreed to relinquish their rights under the Agreement to Elect Directors, dated April 17, 1996, as amended (the "Director Agreement"), with respect to one of the two board seats covered by the Director Agreement.

         Accordingly, the Company and Sellers hereby agree to amend the Director Agreement as follows:

         A. First Reserve Fund VI, Limited Partnership is hereby removed as a "First Reserve Investor."

         B. Section 1.1 of the Director Agreement is hereby amended in its entirety to read as follows:

                  Board of Directors. From and after termination of the Stockholders Agreement, the First Reserve Investors and the Company hereby agree to take, at any time and from time to time, all action necessary (including, without limitation, voting the Common Stock owned by them, calling special meetings of stockholders and executing and delivering written consents) to cause one director designated by the First Reserve Investors from time to time to be elected to the Company's Board of Directors. The First Reserve Investors hereby designate John A. Hill as their initial nominee for director. The Company shall cooperate fully in connection with any vote to elect as promptly as possible any persons designated by the First Reserve Investors in accordance with this Agreement. In the event of a disagreement within the First Reserve Investors group as to any person who the First Reserve Investors wish to designate for its seats on the Board of Directors, unless otherwise agreed by the various First Reserve Investors, a majority vote, by shares of Common Stock held, of the First Reserve Investors shall resolve the disagreement. The First Reserve Investors may elect, by written agreement among themselves and without notice to the Company, to appoint a single First Reserve Investor as the entity designating a director hereunder.

         When accepted by you, this Letter Agreement will constitute the agreement of the Company and Buyer with respect to the foregoing. Please indicate your acceptance be signing in the space provided below.

                                                     Very truly yours,



                                                     /s/ Williams S. Dickey
                                                     Executive Vice President

AGREED AND ACCEPTED:

FIRST RESERVE FUND VI, LIMITED PARTNERSHIP
              BY: FIRST RESERVE CORPORATION, GENERAL PARTNER


By:           /s/ Thomas R. Denison
              ---------------------------------
Name:         Thomas R. Denison
              ---------------------------------
Title:        Managing Director
              ---------------------------------


FIRST RESERVE FUND VII, LIMITED PARTNERSHIP
              BY: FIRST RESERVE GP VII, L.P., GENERAL PARTNER
                  BY: FIRST RESERVE CORPORATION, GENERAL PARTNER


By:           /s/ Thomas R. Denison
              ----------------------------------
Name:         Thomas R. Denison
              -----------------------------------
Title:        Managing Director
              -----------------------------------


FIRST RESERVE FUND VIII, L. P.
              BY: FIRST RESERVE GP VIII, L.P., GENERAL PARTNER
                  BY: FIRST RESERVE CORPORATION, GENERAL PARTNER


By:           /s/ Thomas R. Denison
              ----------------------------------
Name:         Thomas R. Denison
              -----------------------------------
Title:        Managing Director
              -----------------------------------

                                    EXHIBIT C

                             JOINT FILING AGREEMENT

         We, the signatories of Amendment 8 to the statement on Schedule 13D filed with respect to the Common Stock of TransMontaigne, Inc. to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934.



Dated: October 10, 2003

                                  FIRST RESERVE CORPORATION



                                  By:  /s/ Thomas R. Denison
                                       ----------------------------------------
                                       Name:  Thomas R. Denison
                                       Title: Managing Director



                                  FIRST RESERVE FUND VII, LIMITED PARTNERSHIP

                                  By:  First Reserve GP VII, L.P.,
                                       its General Partner
                                       By: First Reserve Corporation,
                                           its General Partner



                                       By: /s/ Thomas R. Denison
                                           ------------------------------------
                                           Name:  Thomas R. Denison
                                           Title: Managing Director

                                  FIRST RESERVE FUND VIII, L.P.

                                  By: First Reserve GP VIII, L.P.,
                                      its General Partner
                                      By: First Reserve Corporation,
                                          its General Partner



                                      By: /s/ Thomas R. Denison
                                          -------------------------------------
                                          Name:  Thomas R. Denison
                                          Title: Managing Director

                                  FIRST RESERVE GP VII, L.P.

                                  By: First Reserve Corporation,
                                      its General Partner



                                      By: /s/ Thomas R. Denison
                                          -------------------------------------
                                          Name:  Thomas R. Denison
                                          Title: Managing Director

                                  FIRST RESERVE GP VIII, L.P.

                                  By: First Reserve Corporation,
                                      its General Partner



                                      By: /s/ Thomas R. Denison
                                          -------------------------------------
                                          Name:  Thomas R. Denison
                                          Title: Managing Director